March 16, 2010

VIA FEDERAL EXPRESS AND EDGAR

Attention: Mr. Tom Jones — Examiner

Re:	Zoltek Companies, Inc. Form 10-K for the Fiscal Year Ended September 30, 2008 Letter Dated November 24, 2009 File No. 0-20600

Dear Mr. Jones:

This letter responds to the Staff’s letter dated November 24, 2009 in reply to the letter dated November 13, 2009 submitted by Zoltek Companies, Inc. (“Zoltek” or the “Company”). We appreciate your subsequent telephone discussions with our legal counsel to clarify the Staff’s comment. We have set forth below the Staff’s comment in the comment letter followed by our response.

Form 10-K for the fiscal year ended September 30, 2008

Item 1. Business, page 3

1.	We are unable to agree with your analysis provided in response to prior comment 1. Please file as exhibits your agreements with Vestas Wind Systems and Gamesa Group. In this regard, we note the disclosures on pages 5 and 39 that no other customers accounted for more than 10% of your net sales during the last three years and the size of each agreement relative to your operations.

Response:

As we have previously disclosed, our sales to Vestas Wind Systems (“Vestas”) and Gamesa Group (“Gamesa”) have comprised a significant portion of our net sales during the past three fiscal years. For the fiscal years 2009, 2008 and 2007, our sales to Vestas represented 53.6%, 40.4% and 33.0% of our net sales, respectively, and Gamesa accounted for 9.7%, 13.3% and 16.6% of our net sales, respectively, for those fiscal years. Both Vestas and Gamesa utilize the Company’s carbon fibers as the structural reinforcement for the wind turbine blades they manufacture. The amount of electricity generated by a wind turbine increases exponentially as the length of the turbine blade increases. Manufacturers of large wind turbines having blades of 44 meters or greater and capable of generating in excess of 2.5 megawatts per year of electricity have adopted carbon fiber based on its low weight, high strength properties compared to fiberglass, which is used in smaller wind turbine blades. In our public filings and statements, we have clearly communicated that Vestas and Gamesa are material customers, and that Zoltek’s sales to these customers are material to our business. However, as discussed below we respectfully disagree with the Staff’s conclusion that Item 601(b)(10) of Regulation S-K required the Company to file the Company’s agreements with Vestas and Gamesa as exhibits to our 2008 Form 10-K.

Zoltek Companies, Inc. × 3101 McKelvey Rd. × St. Louis, MO 63044 (USA) × 314/291-5110 × FAX: 314/291-9082

The Agreements are not a continuing contracts to sell the major part of Zoltek’s products.

The Company’s supply agreements with both Vestas and Gamesa (each an “Agreement” and collectively, the “Agreements”) relate to the supply by Zoltek of carbon fibers to these customers. In the ordinary course of its business as a carbon fiber manufacturer, Zoltek regularly enters into supply agreements and arrangements with its customers. Accordingly, the Agreements are supply agreements of the type that ordinarily accompany the Company’s business, and clearly do not fall within Item 601(b)(10)(i) of Regulation S-K which requires filing of contracts that are not made in the ordinary course of business and are material to the registrant.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, and must be filed as exhibits under that Item. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. Clearly, the Agreements do not fall under clause (2) above as they do no involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent.

Clause (1) refers to a continuing contract under which the registrant either sells “the major part” of its products or services or purchases the major part of its goods, services or raw materials. Clause (1) above narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase “the major part” when referring to the products or services. The use of “the major part” rather than more expansive language presumably establishes a level of required sales or purchases above 50%. The plain language of this provision thus would require that the Agreements call for the sale by Zoltek of “the major part” of its products and services to Vestas or Gamesa.

Zoltek entered into the Agreements at the request of the customers who were seeking assurance of supply and predictability of carbon fiber prices. Both Agreements contain projected delivery schedules and Zoltek’s commitments to supply specified levels of carbon fibers if ordered by the customer. However, Zoltek management estimates that Zoltek’s maximum annual carbon fibers supply commitment under each Agreement constitutes less than 25% of Zoltek’s aggregate worldwide carbon fiber production capacity. Further, as discussed below, the Agreements merely function as master agreements setting forth the terms of future sales to the customers. Importantly, neither Agreement obligates either Vestas or Gamesa to purchase any minimum level of carbon fiber from Zoltek. Accordingly, by definition the Agreements do not evidence customer undertakings to buy “the major part” of Zoltek’s products within the meaning of Clause (1) above.

Zoltek’s business is not otherwise “substantially dependent” on the Agreements.

The Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). The regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. Several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an “extraordinary nature” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. See responses from AK Steel Corporation, November 6, 2002; Remington Oil and Gas Corporation, November 12, 2003; and Cray Inc., November 26, 2008.

We note that the Staff’s comment referenced the fact that Vestas and Gamesa have accounted for more than 10% of the Company’s net sales. However, the language of Item 601(b)(10)(ii)(B) clearly indicates that the standard for filing as an exhibit is much higher than the standard under Item 101(c)(vii) of Regulation S-K, which requires disclosure of the names of customers which account for 10% or more of the registrant’s revenues. Under such a broad interpretation, any material agreement, even if made in the ordinary course of business, could be deemed not made in the ordinary course of business precisely due to its materiality. Such an interpretation would be a departure from the clear distinction in Item 601(b)(10) that “material” contracts, if not entered into in the ordinary course, must be filed under Item 601(b)(10)(i), but ordinary course contracts, even if otherwise material, do not have to be filed unless the contract is one on which the business is “substantially dependent.”

Regardless of the absence of a bright-line test, the plain language of Item 601(b)(10)(ii)(B) requires filing of a contract only if it is one on which the “business is substantially dependent.” The disclosure policy behind Item 601(b)(10)(ii)(B) seems to be that an agreement made in the ordinary course should be deemed not to be made in the ordinary course if it is so material or so significant to the registrant that if the agreement were to terminate, the registrant’s future viability could be jeopardized. In light of the terms and operation of the Agreements, the Company does not believe that its business is substantially dependent on these agreements.

The Agreements essentially function as master supply agreements for periodic sales of carbon fiber to Vestas and Gamesa when they order it from the Company. The Agreements establish the general terms, conditions and pricing under which the Company’s carbon fibers may be purchased by the customer, and include various other provisions typical of manufacturing supply agreements such as product warranties and specifications. The Agreements are nonexclusive, and the customers are free to purchase carbon fibers from other manufacturers. For planning purposes, the Agreements establish annual volume targets and estimated delivery schedules for carbon fiber products, and Zoltek undertakes to deliver carbon fibers in the volumes actually ordered. However, as noted above, the Agreements do not contain any binding commitment by the customer to purchase from the Company any minimum level of carbon fiber or to purchase any percentage of the customer’s carbon fiber requirements. The Agreements provide that actual purchases and deliveries under the Agreement will be made pursuant to binding orders to purchase specified amounts of carbon fibers issued to Zoltek. These binding purchase orders are issued on approximately a monthly basis by Vestas and on approximately a quarterly basis by Gamesa. The volumes of carbon fiber specified by the customers in these binding purchase orders are based on the customers’ actual production schedules, and regularly deviate from the target volumes and anticipated delivery schedules set forth in the Agreements, and the deviations can be material. In light of the foregoing, while the customer relationships with Vestas and Gamesa are material to Zoltek, the Company is not substantially dependent on the Agreements themselves, since the Agreements do not obligate Vestas or Gamesa to purchase any Company products.

As we have indicated in our previous responses, Zoltek’s results currently are greatly affected by the level of activity by producers of wind turbines such as Vestas and Gamesa. The production of low-cost carbon fiber for use in wind energy applications is a specialized market with relatively few participants. Carbon fiber manufacturing is technically complex, involves rigorous product qualification requirements and customers need reliable high volume supply and predictable prices. Consequently, the Company believes that, in the absence of the Agreements, the Company would retain a significant portion of the sales to these customers due to a lack of readily available alternative manufacturers with sufficient capacity to produce qualified products. In addition to their use in wind energy, carbon fibers are used as a reinforcement in composites for a broad range of commercial applications, such as automotive, that ultimately may result in carbon fiber sales even greater than those in the wind energy market. Accordingly, the Company does not believe that the termination of either Agreement would substantially affect the Company’s business operations as a whole in a fundamental or structural way or jeopardize the future viability of the Company as a whole.

In its public filings with the Commission, Zoltek has disclosed the nature of its customer relationships with Vestas and Gamesa consistent with its reporting obligations, including Items 101(c)(vii), 503(c) and 303 of Regulation S-K. Zoltek believes that these public disclosures, along with investor presentations, quarterly conference calls, press releases and other information the Company has made available to investors, provide a wealth of information regarding the materiality of Zoltek’s relationships with Vestas and Gamesa, that its sales to these two customers are not assured under the Agreements and that these sales have varied from period to period and will likely continue to do so in the future. Zoltek believes that, consistent with the requirements of Item 601(b)(ii)(B), the fact that Zoltek has material customer relationships with Vestas and Gamesa is not sufficient alone to require that that any agreements between Zoltek and these customers be filed as exhibits to its Form 10-K.

For the reasons stated above, based on the regulatory history, language and context of the Item 601(b)(10(ii)(B) filing requirement and its application to the Agreements and the Company, under the instant facts and circumstances Zoltek does not believe its business is “substantially dependent” on these Agreements as contemplated by Item 601(b)(10)(ii)(B) of Item S-K. Accordingly, the Agreements are not required to be filed as exhibits to its Form 10-K.

* * *

Pursuant to your prior request, the Company again confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if you require additional information or desire to discuss the foregoing responses. If the Staff preliminarily determines that it is unable to agree with the Company’s position, we respectfully request an opportunity to meet with the Staff to more fully present our position. We thank you in advance for your customary courtesies.

Very truly yours,
ZOLTEK COMPANIES, INC.

By: /s/Andy Whipple
Andy Whipple
Chief Financial Officer